UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N‑54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notification of withdrawal of election submits the following information:
Name:  MacKenzie Realty Capital, Inc.

Address of Principal Business Office: 89 Davis Road, Suite 1000, Orinda, California 94563

Telephone Number:  (925) 631-9100

File Number under the Securities Exchange Act of 1934:  814-00961

The undersigned business development company states the following bases for filing the notification of withdrawal:
The company has changed the nature of its business so as to cease to be a business development company and will focus on real asset investments instead of securities investments. The change was authorized by the vote of a majority of the Common Shares outstanding on the record date and present at the meeting which were not held by “affiliated persons” of the company (“Unaffiliated Common Shares”) at the company’s annual meeting held on October 23, 2020. In sum, 6,193,686 Common Shares were cast in favor of the proposal, or 90.84% of Common Shares present at the Annual Meeting; 334,481 Common Shares were cast against the proposal, or 4.91% of Common Shares present at the Annual Meeting; and 290,102 Common Shares were abstentions, or 4.25% of Common Shares present at the Annual Meeting. The proposal received the vote of 6,124,947, or 89.8%, of the Unaffiliated Common Shares present at the meeting.
SIGNATURE
Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Orinda and the state of California on the 31st day of December, 2020.
Attest: /s/ Jeri Bluth Name: Jeri Bluth Title: Chief Compliance Officer	MACKENZIE REALTY CAPITAL, INC. By : /s/ Chip Patterson Name: Chip Patterson Title: Chairman of the Board